Exhibit 99.1

Obsidian Energy Comments on Alberta Energy Regulator Order

Regarding Water Disposal Well

CALGARY, March 27, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) confirms that the Alberta Energy Regulator (“AER”) issued an order (the “Order”) regarding the Company’s 14-18-082-17W5 water disposal well (the “Water Disposal Well”), located approximately 40 kilometres Southeast of the Town of Peace River.

Obsidian Energy is cooperating with the AER and intends to comply with the Order, including establishing seismic monitoring at the Water Disposal Well. The Order confirmed that the AER was not aware of any adverse effects related to the seismic events near the Town of Peace River between November 29, 2022, and March 16, 2023. The Company has requested the data and analysis that the AER relied on when making its decision to issue the Order. The Alberta Geological Survey’s analysis of the seismic events on November 29, 2022 attributed the seismic activity to natural causes and stated there was not a clear correlation between the seismic events and Obsidian Energy’s disposal operations.

“Obsidian Energy has a strong history of responsible operations and takes seriously our commitment to safeguarding the environment,” said Stephen Loukas, Obsidian Energy’s President and Chief Executive Officer. “We meet or exceed regulatory requirements to reduce the potential impact on our local communities, our people, and the areas in which we operate. However, since we have not seen any data or other evidence for the AER’s conclusions, we cannot – and do not – agree with these conclusions. We have requested data from the AER and intend to engage independent third-party experts to help us better understand the AER’s reasoning. We believe that this additional evaluation and further monitoring are required before a proper conclusion can be reached regarding the cause of the seismic events.”

The disposal of produced water into subsurface reservoirs is a standard industry practice necessary for the responsible production of hydrocarbons, and the Company’s Water Disposal Well is both approved and licensed by the AER. Obsidian Energy ensures that all of our operations are in compliance with regulatory requirements and operates the Water Disposal Well at pressures far below licensed rates. The Water Disposal Well does not involve hydraulic fracturing or high-pressure pumping activities. Obsidian Energy’s Water Disposal Well has operated safely for more than a decade, as have, to the best of the Company’s knowledge, similar water disposal wells operated by other oil producers in the vicinity.

At this time, we anticipate no impact on the Company’s production due to the Order.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to comply with the Order; the Company’s commitment to safeguarding the environment; meeting or exceeding regulatory requirements; engaging independent third-party experts; and that we anticipate no impact on the Company’s production due to the Order.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: our ability to obtain data from the AER; our ability to engage third-party experts; our (and any third-party expert’s) ability to interpret data provided by the AER; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to conduct an investigation to better understand the situation; and our ability to obtain equipment in a timely manner to carry out plans and the costs thereof.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: whether the Company will receive data from the AER, whether the Company or its experts are able to interpret such data and any additional data; whether the Company is able comply with the Order; whether the Company is in compliance with all regulatory requirements; the possibility that we change our 2023 capital plans in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that we are forced to shut-in production at the Water Disposal Well; and unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding). Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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